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                                                                  EXHIBIT (B)(1)


March 20, 2000

Mr. Bryan Merryman
Chief Operating Officer
Rocky Mountain Chocolate Factory
265 Turner Dr.
Durango, CO 81301

Dear Bryan:

Norwest Bank Colorado, N.A. (the "Bank") hereby commits to the following loan arrangement with Rocky Mountain Chocolate Factory, Inc. ("RMCF").

1.)   Commitment:  $1,000,000 to purchase treasury stock.

2.) Maturity: The loan booked under the commitment will mature two years from origination.

3.) Repayment: Interest payments scheduled monthly beginning one month from origination for the first year. Principal including interest payments of $31,685.00 monthly beginning 13 months from origination. Three year amortization with a two year maturity.

4.) Rate: The loan will bear interest at 8.75% fixed for th term of the loan.

5.) Collateral: Loans will be cross-collateralized. The Bank will have a junior lien on real estate and business assets.

6.) Fees: You will pay recording fees necessary to secure the Bank's lien position. No commitment, documentation preparation or legal fees to be charged in connection with the origination of this loan.

The new loan commitment is subject to the terms and conditions of any loan agreements now existing or hereafter arising between the Bank and RMCF. All the loans of RMCF to the Bank are cross-defaulted meaning default under any one loan is default under all loans. The Bank has the right to cancel this commitment in the event of loan default.


Sincerely,


/s/ Mary Green
-------------------------------
Mary Green
Assistant Vice President


Accepted and Agreed:


/s/ Bryan Merryman
-------------------------------
Bryan Merryman
Chief Operating Officer and
Chief Financial Officer